SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934

For the Fiscal Year ended December 31, 2002

OR

     [   ]  TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d) OF THE  SECURITIES
          EXCHANGE ACT OF 1934

For the Transition Period from ________________ to __________________


Commission File No. 1-14642

     A. Full title of the plan and the address of the plan if different from that of the issuer named below:

          ING Americas Savings Plan and ESOP



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          ING GROEP N.V.

          Amstelveenseweg 500
          1081 KL Amsterdam
          The Netherlands
                   or
          P.O. Box 810
          1000 AV Amsterdam
          The Netherlands



ING Americas Savings Plan and ESOP
Contents of Financial Statements and Supplemental Schedule
                                                     2





The  following  financial  statements  and  supplemental  schedule  for  the ING
Americas Savings Plan and ESOP are being filed herewith:

Description                                                                                                 Page

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001, and the year ended December 31, 2002:

Report of Independent Auditors                                                                               3

Financial Statement:

         Statements of Net Assets Available for Benefits as of:

         December 31, 2002                                                                                   4

         December 31, 2001                                                                                   5

         Statements of Changes in Net Assets Available for Benefits for the year ended:

         December 31, 2002                                                                                   6

         December 31, 2001                                                                                   7

         Notes to Financial Statements                                                                       8


Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                     21





         The following exhibits are being filed herewith:

         Exhibit No.       Description

              1            Consent of Independent Auditors - Ernst & Young LLP

           99.1            Certification Pursuant to 18 U.S.C. Section 1350
                           (Section 906 of the Sarbanes-Oxley Act of 2002)


                         Report of Independent Auditors

Plan Administrator
ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of ING Americas Saving Plan and ESOP (formerly ING Savings Plan & ESOP) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis, and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP
Atlanta, Georgia
July 10, 2003



ING Americas Savings Plan and ESOP
Statement of Net Assets Available for Benefits
As of December 31, 2002


                                                            Allocated           Unallocated            Total
                                                        -----------------------------------------------------------------
 Assets
 Investments at fair value:
     Cash and money market funds                         $            -      $       55,713          $      55,713
     Mutual funds                                            219,532,980                  -            219,532,980
     Common stock                                             83,467,485         31,735,906            115,203,391
     Participant loans                                        12,008,225                  -             12,008,225
  Investments at contract value                              278,512,626                  -            278,512,626
                                                        ------------------------------------------------------------------
  Total assets                                               593,521,316         31,791,619            625,312,935

  Liabilities
  ESOP note payable                                                    -          5,121,890              5,121,890
                                                        -------------------------------------------------------------------
  Net assets available for benefits                      $   593,521,316     $   26,669,729        $   620,191,045
                                                        ===================================================================



                          The accompanying notes are an integral part of these financial statements.

ING Americas Savings Plan and ESOP
Statement of Net Assets Available for Benefits
As of December 31, 2002

                                                            Allocated           Unallocated                  Total
                                                         ------------------------------------------------------------------
 Assets
 Investments at fair value:
     Cash and money market funds                         $    22,977,040     $     1,610,172       $     24,587,212
     Mutual funds                                            246,573,757                   -            246,573,757
     Common stock                                            107,344,526          91,925,719            199,270,245
     Participant loans                                        10,965,987                   -             10,965,987
  Investments at contract value                              200,864,345                   -            200,864,345
                                                          ------------------------------------------------------------------
  Total investments                                          588,725,655          93,535,891            682,261,546

  Contribution receivable - participant                          669,071                   -                669,071
  Contribution receivable - employer                             380,384                   -                380,384
  Interest receivable                                             25,261              10,740                 36,001
                                                         -------------------------------------------------------------------
  Total assets                                               589,800,371          93,546,631            683,347,002

  Liabilities
  ESOP note payable                                                    -          12,544,401             12,544,401
                                                         -------------------------------------------------------------------
  Net assets available for benefits                      $   589,800,371     $    81,002,230       $    670,802,601
                                                         ===================================================================


                              The accompanying notes are an integral part of these financial statements.




ING Americas Savings Plan and ESOP
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2002


                                                            Allocated             Unallocated                  Total
                                                        -------------------------------------------------------------------
Additions:
     Interest and dividends                             $     9,883,330     $     2,096,863         $    11,980,193
     Contributions - participant                             41,613,737                   -              41,613,737
     Rollover contributions,                                  2,855,913                   -               2,855,913
     Plan mergers                                            73,368,227                   -              73,368,227
     Principal payments on note                                       -           7,422,511               7,422,511
     Cash received for debt service                                   -           1,700,000               1,700,000
     Other                                                      463,193                   -                 463,193
                                                        -------------------------------------------------------------------
Total additions                                             128,184,400          11,219,374             139,403,774

Deductions:
     Net depreciation in fair value of investments           91,312,900          21,311,935             112,624,835
     Benefits paid directly to participants                  51,448,769                   -              51,448,769
     Administrative expenses                                    243,700                   -                 243,700
     Transfers to other plan                                 12,795,936                   -              12,795,936
     Cash used for debt service                                       -           7,422,511               7,422,511
     Interest expense                                                 -           1,200,000               1,200,000
     Other                                                    1,389,328           2,890,251               4,279,579
                                                        -------------------------------------------------------------------
Total deductions                                            157,190,633          32,824,697             190,015,330

Allocation of shares                                         32,727,178         (32,727,178)                      -
                                                        -------------------------------------------------------------------

Net increase (decrease)                                       3,720,945         (54,332,501)            (50,611,556)

Net assets available for benefits:
     Beginning of year                                      589,800,371           81,002,230             670,802,601
                                                        -------------------------------------------------------------------
     End of year                                        $   593,521,316      $    26,669,729         $   620,191,045
                                                        ===================================================================


                              The accompanying notes are an integral part of these financial statements.


ING Americas Savings Plan and ESOP
Statement of Net Assets Available for Benefits
As of December 31, 2002



                                                            Allocated             Unallocated                 Total
                                                        ------------------------------------------------------------------
Additions:
     Interest and dividends                             $    12,965,227       $     4,241,686          $    17,206,913
     Contributions - participant                             26,836,177                     -               26,836,177
     Rollover contributions,                                  1,272,695                     -                1,272,695
     Principal payments on note                                       -             4,493,550                4,493,550
     Plan mergers                                           329,009,777                     -              329,009,777
                                                        -------------------------------------------------------------------
Total additions                                             370,083,876             8,735,236              378,819,112

Deductions:
     Net depreciation in fair value of investments           89,502,202            57,439,191              146,941,393
     Benefits paid directly to participants                  35,993,594                     -               35,993,594
     Administrative expenses                                    706,060                     -                  706,060
     Cash used for debt service                                       -             4,493,550                4,493,550
     Interest expense                                                 -             1,506,450                1,506,450
                                                        -------------------------------------------------------------------
Total deductions                                            126,201,856            63,439,191              189,641,047

Allocation of shares                                         18,829,384           18,829,384)                        -
                                                        -------------------------------------------------------------------

Net increase (decrease)                                     262,711,404          (73,533,339)              189,178,065

Net assets available for benefits:
     Beginning of year                                      327,088,967          154,535,569               481,624,536
                                                         ------------------------------------------------------------------
     End of year                                        $   589,800,371      $    81,002,230           $   670,802,601
                                                        ===================================================================


                              The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP
Notes to Financial Statements


1. Description of the Plan

General

The following is a general description of the ING Americas Savings Plan and Employee Stock Ownership Plan ("ESOP"), hereinafter referred to as the "Plan." Participants should refer to the Plan agreements for a more complete description of the Plan's provisions, including those described herein.

The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the "IRC")
Section 401(a) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

ING North America Insurance Corporation is the Plan sponsor and ING US Pension Committee is the plan administrator (the "Plan Administrator"). Effective January 2002, ING National Trust became the sole trustee of the Plan. Riggs Bank N.A. ("Riggs"), Mellon Bank ("Mellon"), Putnam and Northern Trust were the former trustees ("Trustees") of the Plan through January 2002. The custodians in 2002 were ING National Trust and Investors Bank and Trust.

The  Plan  covers  all  eligible   employees  of  ING  North  America  Insurance
Corporation ("ING" or the "Company") as well as various other related ING participating employers.

Plan Amendment

Effective January 1, 2002, the Plan was amended to change the name of the Plan to ING Americas Savings Plan and ESOP, from ING Savings Plan and ESOP, formerly ReliaStar Financial Corporation Success Sharing Plan and ESOP through June 30, 2001.

Plan Mergers

During 2001, two plans of ING were merged into the Plan, and effective July 1, 2001 the Plan's name was changed from ReliaStar Financial Corp. Success Sharing Plan and ESOP ("RLR Plan") to ING Savings Plan and ESOP. The merging plans were the ING Savings Plan ("ING Plan") and ING Incentive Savings Plan for Aetna Financial Services and Aetna International Employees ("AFS Plan"). These plans retained their existing provisions until January 1, 2002, at which time the provisions were amended to be uniform for all participants. Additionally, assets of these plans remained with their respective Trustees through December 31, 2001, however, in early 2002, the assets of the Plan were transferred to ING National Trust.

Also during 2001, the retirement plan assets of the Lexington Management Corporation Pay Conversion Plan were transferred into the Plan.

Effective January 1, 2002, assets of the Financial Network Investment Company ("FNIC") were transferred into the Plan. Also, during 2002, the remaining participants of the AFS Plan were transferred into the Plan and the Aeltus participants that were part of the AFS Plan were transferred out of the Plan.

Investment Options

At December 31, 2002, the Plan's assets were comprised of the following investment vehicles: ING Life of Georgia GIC Account, ING Security Life GIC Account, Stable Value Option Fund, ING GNMA Income Fund (I), ING Intermediate Bond Fund (I), Fidelity Puritan Fund, ING Index Plus LargeCap Fund (I), Merrill Lynch Equity Index Trust, Fidelity Blue Chip Growth Fund, ING Growth Fund (I), ING LargeCap Growth Fund (I), ING Value Opportunity Fund (I), MFS Capital Opportunities Fund, AIM Small Cap Growth Fund, ING Index Plus MidCap Fund (I), ING Small Company Fund (I), ING SmallCap Opportunities Fund (I), ING Global Technology Fund (I), ING International Fund (I), ING International Value Fund
(I), Janus Worldwide Fund, ING Market Stock Fund and ING Leveraged Stock Fund.

Concentrations of Risk

At December 31, 2002 and 2001, the Plan's assets were significantly concentrated in shares of ING common stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees  meeting the age,  service and other qualifying  requirements,  as
defined  in  the  applicable  Plan  agreement,   are  immediately   eligible  to
participate in the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined in the applicable Plan agreement. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the matching Company contributions plus actual earnings thereon is based on a graded schedule related to years of service as defined in the Plan document. Participants should refer to the applicable Plan agreement for a complete discussion of vesting provisions.

The amount of cumulative forfeited nonvested participant accounts as of December 31, 2002 was $254,568.

Employee Contributions

As defined in the applicable Plan agreements for 2001, the level of elective contributions varied among eligible groups of participants. Subject to these limitations, participants of the former ING Plan could contribute up to 20% of their pretax annual compensation; participants of the former AFS Plan could contribute up to 10% of their pretax annual compensation; and participants of the former RLR Plan could contribute up to 15% of their pretax annual compensation. In 2002, all participants in the ING Americas Savings Plan may contribute up to 20% of their pretax annual compensation. Participants may also contribute amounts representing distributions from other qualified plans. Contributions are subject to certain limitations of the IRC.

Employer Contributions

For 2001, the Company matched participant contributions in the following manner: participants of the former ING Plan - 100% of each participant's contributions up to 3% of eligible compensation plus 50% of each participant's contributions up to the next 3% of eligible compensation; participants of the former AFS Plan
- 100% of each participant's contributions up to 5% of eligible compensation; participants of the former RLR Plan - 100% of each participant's contributions up to the first 6% of eligible compensation. For 2002, the Company matches participant contributions at 100% of each participant's contributions up to the first 6% of eligible compensation. The Company directs its match to the ING Leveraged Stock Fund. Participants may reallocate this Company match to other investment options within the Plan if they choose.

The annual amount component of the employer allocation is based on ING financial performance and requires approval of the ING Board of Directors. Unallocated shares are transferred to participant accounts based on participants' eligible earnings.

Unallocated Amounts

The unallocated amounts shown on the financial statements of the Plan represent the value of the shares of ING American Depository Shares, including any dividends and earnings attributable thereto, that were purchased by the Plan using the proceeds of borrowings under the ESOP note payable. Principal and interest payments on the outstanding note payable are funded by dividends received on ING common stock or by direct contributions from the Company.

Allocation of Shares

Under the former RLR Plan a portion of the unallocated ING American Depository Shares is allocated to the accounts of eligible participants. This allocation is composed of three components - a match of participant contributions, an annual amount based on ING financial performance, and supplemental retirement contributions. Under the former ING Plan and former AFS Plan, participants were eligible for a match of participant contributions, which subsequent to the merger of these plans in 2001, was made in ING Depository Shares. The Company has no rights against the shares once they are allocated under the ESOP. During 2002 and 2001, the Company allocated a total of 1,581,946 and 739,759 shares (adjusted for share splits, as applicable and net of dividend recoups) with a corresponding value of $32,727,178, and $18,829,384, respectively.

In connection with the suspension of additional benefits provided by ReliaStar's former defined benefit retirement plan, employees meeting certain age and service requirements became eligible to receive transition benefits. Effective, January 1, 1999, the Plan was amended to provide supplemental retirement contributions via an ongoing transfer of unallocated shares to participant accounts until their retirement. Participants may reallocate the supplemental retirement contributions to other investment options within the Plan if they choose. Effective January 1, 2002, participants are no longer provided supplemental retirement contributions.

In lieu of receiving cash dividends earned on shares of ING Common Stock (American Depository shares of ING Groep, N.V.), which have been allocated to participants from the Unallocated Fund, participant accounts are credited with equivalent shares of ING Common Stock. Dividends on the related shares are transferred to the Unallocated Fund and are applied towards the service of the unallocated note. The transfer of these earnings is classified net as allocation of shares in the accompanying Statements of Changes in Net Assets Available for Benefits. In 2002, shares in the amount of $2,264,981 were purchased from the market rather than the exchange of dollars for shares in with the Unallocated Fund.

Loans

Subject to the provisions of the Plan, participants may borrow against their account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000.

Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1%. In 2002, loan repayment periods are for a maximum of five years. In 2001, loan repayment periods were for a maximum of five years unless the loan was for the purchase of a primary residence, in which case the maximum was ten years. Principal and interest are repaid ratably through payroll deductions.

Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the vested account balances. As defined in the Plan agreements, certain employees are also eligible for hardship withdrawals, as defined in the IRC. Participants should refer to the applicable Plan agreement for a complete discussion of benefit payment provisions.

Administrative Expenses

The Plan's expenses are paid by ING or the Plan, as provided by the Plan agreements.

Plan Termination

Although ING has not expressed intent to discontinue the Plan in whole or in part, it may do so at anytime, subject to requirements set forth in ERISA. In the event of termination of the Plan, no additional employees shall become participants and no further contributions shall be made to the Plan. All participants shall have a 100% vested interest in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan provides for investments in ING American Depository Shares, guaranteed investment contract ("GIC") related investments and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Mutual funds are stated at fair value, which is the quoted market price. Investments in ING American Depository Shares are based on the quoted market price of the common shares of ING Groep N.V. Certain investments in contracts with insurance companies are stated at contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest.

Loans  to  participants  are  valued  at  their  outstanding   balances,   which
approximate fair value.

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain  2001   balances  have  been   reclassified   to  conform  to  the  2002
presentation.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 26, 1999 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to taxation under current law. Subsequent to the issuance of this determination letter, the Plan was amended and a new determination letter was received (see Subsequent Event footnote). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

The plan was amended and restated effective February 26, 2002, to comply with the provisions of the GUST amendment to ERISA. The following acts are collectively referred to as the GUST amendment; the Retirement Protection Act of 1994, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998.

4. Investments

The value of individual investments that represent 5% or more of the Plan's total net assets is as follows as of the years ended December 31:


                                                    2002                 2001
                                                --------------------------------
ING Company Shares, 13,839,507 and 7,476,237
  shares (adjusted for share splits,
   as applicable), respectively*                 $115,259,104       $199,270,245
Fidelity Blue Chip Growth Fund                     31,991,509         44,332,347
Choice One GIC Fund                                       N/A         44,330,289
ING Life of Georgia GIC Account**                  97,188,721         95,199,687
Stable Value Option Fund                          152,088,653                N/A


* 2001 amounts include non-participant-directed investments

**ING GIC Georgia I Fund and ING GIC Georgia II Fund combined in 2002 to form ING Life of Georgia GIC Account

The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is as follows for the years ended December 31:

                                               2002                 2001
                                     -------------------------------------------
Mutual Funds                         $      (65,889,141)   $      (33,388,150)
ING Company Shares                          (55,555,707)         (113,553,243)
Insurance Contracts                           8,820,013                      -
                                     -------------------------------------------
Net depreciation in fair value       $     (112,624,835)   $     (146,941,393)
                                     ===========================================


5. Non-participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows as of and for the year ended December 31, 2001:

Investments at fair value:
     Common stock                                            $        45,615,063

Change in net assets:
     Employer allocation of shares                                     9,488,128
     Interest, dividends and net appreciation
       (depreciation) of fair value of investments                  (11,640,956)
     Distributions to participants                                     5,066,424

In 2002, the Plan was amended to allow participants to reallocate the employer match to other investment options. Therefore, effective January 1, 2002, all investments are participant directed.

6. Investments in Insurance Contracts

As of December 31, 2002, the Plan maintains five GIC related investment options, which are sponsored by the Life Insurance Company of Georgia (GA 127-B), Security Life of Denver Insurance Company (GA 110-B), ReliaStar Life Insurance Company (GA 51478-1) and ING Life Insurance and Annuity Company (GA 14698 and GA 14679). The Plan maintained the same investment options as of December 31, 2001, excluding GA 14698. The proceeds of former contract 14649 were transferred into contract 14698 during February 2002. GA 51478-1, GA 14698 and GA 14679 comprise the Stable Value Option Fund. The contracts held by the Plan are considered fully benefit-responsive in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans and are carried at contract value. As of December 31, 2002 and 2001, the fair value of the investments in insurance contracts is $278,307,937 and $197,564,034, respectively.

The earnings of the GIC funds are based on an interest rate applied to each participant's outstanding balance. The interest rates are analyzed and may be reset by the Fund Sponsors annually for GA 127-B, GA 110-B and GA 51478-1, semi-annually for GA 14698 and quarterly for GA 14679.

The average yield for all contracts is as follows as of the years ended December 31:

                              2002                   2001
                       ---------------------   --------------------
GA 127-B                      7.50%                   7.75%
GA 110-B                      7.50                    7.75
GA 51478-1                    6.36                    6.43
GA 14698                      5.13                    6.00
GA 14679                      7.44                    7.44


The crediting interest rate for all contracts is as follows as of the years ended December 31:
                               2002                  2001
                         ------------------    ---------------------
GA 127-B                      7.50%                   7.75%
GA 110-B                      7.50                    7.75
GA 51478-1                    6.43                    6.43
GA 14698                      4.93                    6.00
GA 14679                      7.46                    7.46


The minimum crediting interest rate for all contracts is as follows for the years ended December 31, 2002 and 2001:

GA 127-B                     3.00%
GA 110-B                     3.00
GA 51478-1                   0.00
GA 14698                     0.00
GA 14679                     6.73


The underlying contracts have no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

7. Note Payable

In January 1991, ReliaStar completed a transaction with the Plan whereby ReliaStar issued 1,338,090 shares of a new series of convertible preferred stock to the Plan. To finance the stock purchase, the Plan borrowed $30,000,000 from ReliaStar under a 9.5%, 20-year note. Prepayments of principal can be made at any time without penalty. The note is collateralized by the unallocated shares held by the Plan.

Each share of the original ReliaStar convertible preferred stock had a minimum redemption value of $22.42 and was convertible into two shares of common stock. The annual dividend was $2.19 per share, was paid semiannually, and was subject to future adjustments under certain circumstances. At the close of business on December 31, 1996, the convertible preferred stock shares were converted into ReliaStar common stock shares at a ratio of two shares of common for each share of convertible preferred. No conversion premium was involved.

In connection with the merger of ReliaStar into ING, shares owned by the Plan were exchanged for ING American Depository Shares at a value of $54 per share of ReliaStar common stock.

ING and ReliaStar pay / paid dividends on the shares held by the Plan plus additional cash contributions in amounts necessary to enable the Plan to meet its obligations under the note. Shares are released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the note. Interest is payable annually, however all remaining unpaid principal under the note is due at the end of the 20-year period. During 2002, the Plan made principal and interest payments of $7,422,511 and $1,200,000, respectively. During 2001, the Plan made principal and interest payments of $4,493,550 and $1,506,450, respectively. The remaining amount on the note will be paid off in 2003.

8. Blackout Period

During 2002, as part of the transfer to a new trustee, the Plan Sponsor initiated blackout period restrictions with respect to participant activity. Effective November 30, 2001, former investment allocations were mapped based on prescribed tables into new funds and new options were made available to participants. The following table represents a summary of this fund mapping:


             Sector                        New Funds                                Former Funds
---------------------------    -------------------------------------     --------------------------------------
Global/International              Janus Worldwide Fund                   Janus Worldwide Fund
                                                                         Templeton Growth Fund
                                                                         Putnam Global Growth

                                  ING International Fund                 Aetna International Fund
                                                                         American Century International Growth

                                  ING International Value Fund           Templeton Foreign Fund
                                                                         Pilgrim International Value Fund

                                  ING Global Technology Fund             New Investment Option


             Sector                       New Funds                                 Former Funds
--------------------------   --------------------------------------     -----------------------------------------
Aggressive Growth                 ING Small Company Fund                 Aetna Small Company Fund

                                  ING Index Plus MidCap Fund             Pilgrim MidCap Opportunities Fund

                                  ING SmallCap Opportunities Fund        Pilgrim SmallCap Opportunities Fund
                                                                         Franklin SmallCap Growth

                                  AIM SmallCap Growth Fund               New Investment Option


--------------------------------- ------------------------------------- --------------------------------------
Growth                            ING Growth Fund                        Aetna Growth Fund

                                  MFS Capital Opportunities Fund         MFS Capital Opportunities Fund
                                                                         Putnam Voyager

                                  ING LargeCap Growth Fund               American Century Ultra Fund
                                                                         Pilgrim Growth Opportunities

                                  ING Value Opportunity Fund             Putnam Fund for Growth & Income
                                                                         Pilgrim Magna Cap

                                  Fidelity Blue Chip Growth Fund         Fidelity Blue Chip Growth Fund


--------------------------------- ------------------------------------- --------------------------------------
Growth and Income (stocks)        ING Index Plus LargeCap Fund           Aetna Growth & Income Fund
                                                                         Pilgrim Research Enhanced Index
                                                                         American Century Income & Growth
                                                                         Aetna Index Plus LargeCap Fund

                                  Merrill Lynch Equity Index Trust       T Rowe Price Equity Index 500
                                                                         Northern Institutional Equity Index
                                                                         Merrill Lynch S&P 500


--------------------------------- ------------------------------------- --------------------------------------
Growth and Income (stocks and     Fidelity Puritan Fund                  MFS Total Return Fund
bonds)                                                                   Aetna Ascent Fund
                                                                         Aetna Crossroads Fund
                                                                         Aetna Legacy Fund
                                                                         Putnam Convertible Income - Growth
                                                                         Trust
                                                                         Fidelity Puritan Fund
                                                                         Pilgrim Balanced


--------------------------------- ------------------------------------- --------------------------------------
Income                            ING GNMA Income Fund                   Pilgrim GNMA Income Fund
                                                                         Putnam American Govt. Income

                                  ING Intermediate Bond Fund             Calvert Income
                                                                         Pilgrim High Yield Bond
                                                                         Pilgrim High Yield II
                                                                         Putnam Diversified Income Trust
                                                                         PIMCO Total Return




             Sector                            New Funds                            Former Funds

--------------------------------- ------------------------------------- --------------------------------------
Stability of Principal            Stable Value Option                    Aetna Stable Value Option
                                                                         Putnam Money Market
                                                                         ING Money Market
                                                                         Merrill Lynch US
                                                                         Government Bond
                                                                         Choice One

                                  ING Life of Georgia GIC                Life of Georgia Stable Value
                                                                         LOG Income

                                  ING Security Life GIC                  Security Life Annuity


--------------------------------- ------------------------------------- --------------------------------------
Company Stock                     ING Market Stock Fund                  ING Market Stock Fund
                                                                         ING Stock A

                                  ING Leveraged Stock Fund               ING Leveraged Stock Fund
                                                                         ING Stock B


In December 2001, all activity was suspended while account records and trust assets were transferred to the new trustee and recordkeeper. During January 2002, current year contributions are directed to the new Plan trustee. Effective February 15, 2002, the blackout period ended and full-service activity resumed on all participant accounts.

9. Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds and GIC funds that are managed by affiliated companies of the Plan sponsor. These funds are considered parties-in-interest to the Plan. At December 31, 2002 and 2001, funds of $390,530,180 and $277,589,368 were held in such investments and are considered parties-in-interest to the Plan.

10. Subsequent Event

The Plan received a determination letter from the Internal Revenue Service dated April 28, 2003, stating the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to taxation under current law.

                              Supplemental Schedule


ING Americas Savings Plan and ESOP
EIN: 52-1317217     Plan No.: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2002


               Identity of Issue, Borrower,                         Description of            Current
                  Lessor, or Similar Party                            Investment               Value
(a)                        (b)                                            (c)                   (e)
-------     ------------------------------------------------     -------------------    ------------------
            AIM Small Cap Growth Fund                                 496,671 units     $      9,178,475
            Fidelity Blue Chip Growth Fund                          1,001,613 units           31,991,509
            Fidelity Puritan Fund                                   1,730,631 units           27,326,670
  *         ING Global Technology Fund                                722,573 units            2,449,523
  *         ING GNMA Income Fund                                      612,973 units            5,535,150
  *         ING Growth Fund                                           762,419 units            6,945,636
  *         ING Index Plus LargeCap Fund                            1,923,873 units           21,874,438
  *         ING Index Plus MidCap Fund                                772,737 units            8,252,833
  *         ING Intermediate Bond Fund                              1,235,183 units           12,895,311
  *         ING International Fund                                    949,952 units            6,744,662
  *         ING International Value Fund                            1,151,781 units           11,840,308
  *         ING LargeCap Growth Fund                                1,416,525 units           18,301,500
            ING Leveraged Stock Fund                                9,284,525 units           64,830,312
  *         ING Life of Georgia GIC Account                         9,060,145 units           97,188,721
            ING Market Stock Fund                                   2,670,426 units           18,637,173
  *         ING Security Life of Denver GIC Account                 2,725,339 units           29,235,252
  *         ING Small Company Fund                                    654,552 units            7,330,980
  *         ING SmallCap Opportunities Fund                           401,981 units            6,672,890
  *         ING Value Opportunity Fund                                393,349 units            3,174,323
            Janus Worldwide Fund                                      384,829 units           12,364,563
            Merrill Lynch Equity Index Trust                          333,039 units           21,500,997
            MFS Capital Opportunities Fund                            548,214 units            5,153,212
  *         Stable Value Option Fund                               14,395,518 units          152,088,653
            Unallocated Funds                                                                 31,791,619
            Participant loans                                                    **           12,008,225
                                                                                        ------------------
                                                                                        $    625,312,935
                                                                                        ==================


Note:  Column (d) cost information is omitted for all participant directed investments.

*     Indicates a party-in-interest to the Plan.

** Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years.


Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  ING Americas Savings Plan and ESOP


Dated:  July 15, 2003          By: ING US PENSION COMMITTEE

                                   By:    /S/ Darryl L. Harris
                                   --------------------------------------------
                                   Name:  Darryl L. Harris
                                   Title: Chairman, ING U.S. Pension Committee

                                                                      Exhibit 1

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13668) pertaining to the ING Americas Savings Plan and ESOP of ING Groep N.V. and affiliates of our report dated July 10, 2003, with respect to the financial statements and schedule of the ING Americas Savings Plan and ESOP included in this Annual Report (Form 11-K) for the year ended December 31, 2002.


                                                         /s/ Ernst & Young LLP
Atlanta, Georgia
July 10, 2003

                                                                   Exhibit 99.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                 (SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)


In connection with the Annual Report on Form 11-K of the ING Americas Savings Plan and ESOP (the "Plan") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Date:  July 15, 2003         /s/ Darryl L. Harris
                          -----------------------------------------------------
                             Name: Darryl L. Harris
                             Title:  Chairman, ING U.S. Pension Committee


The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.